UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)
c/o Stratasys, Inc. 9600 West 76th Street Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1, 99.2 and 101 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880,  333-253694, 333-262951, 333-262952 and 333-27049 filed by the Registrant with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Registrant with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On May 16, 2023, Stratasys Ltd., or Stratasys, released its financial results for the three months ended March 31, 2023.

Attached hereto as Exhibit 99.1 are the unaudited, condensed consolidated financial statements of Stratasys for the three months ended March 31, 2023 (including the notes thereto) (the “Q1 2023 Financial Statements”).

Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the three months ended March 31, 2023, including the following:

(i)

Operating and Financial Review and Prospects

(ii)

Quantitative and Qualitative Disclosures About Market Risk

(iii)

Legal Proceedings

(iv)

Risk Factors

Attached hereto as Exhibit 101 are the Q1 2023 Financial Statements, formatted in IXBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit Number	Document Description
99.1	Unaudited, Condensed Consolidated Financial Statements of Stratasys Ltd. as of, and for the quarterended, March 31, 2023
99.2	Review of StratasysLtd. Results of Operations and Financial Condition for the three monthsended March 31, 2023
EX-101.INS	IXBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	IXBRL Taxonomy Extension Schema Document
EX-101.CAL	IXBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	IXBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	IXBRL Taxonomy Label Linkbase Document
EX-101.PRE	IXBRL Taxonomy Presentation Linkbase Document
EX-104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: May 16, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer